SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    ☒  Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated December 9, 2008 regarding the unusual share price movement of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

	By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

UNUSUAL SHARE PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Directors of the Company have noted the recent increase in the trading price of the shares of the Company today and wish to state that they are not aware of any reasons for such increase.

The board of Directors of the Company (the “Board”) also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), nor is the Board aware of any matter discloseable under the general obligation imposed by Listing Rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 9 December 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)